Exhibit (a)(5)(R)

Broadcom Business Press Contact	Broadcom Financial Analyst Contact
Bob Marsocci	T. Peter Andrew
Vice President, Corporate Communications	Vice President, Corporate Communications
949-926-5458	949-926-5663
bmarsocci@broadcom.com	andrewtp@broadcom.com
Broadcom Comments on PROXY Governance Report
IRVINE, Calif. — June 24, 2009 — Broadcom Corporation (Nasdaq: BRCM) today announced that PROXY Governance, Inc. has recommended that Emulex shareholders vote in favor of Proposal 1 in Broadcom’s Consent Solicitation. This proposal — which is the single most important proposal before Emulex shareholders — would give shareholders the option to call a special meeting at which they may voice their interests.
“PROXY Governance’s recommendation today in favor of the right of shareholders to hold a special meeting is a positive development that shifts the leverage away from Emulex’s insular board, and reinforces our view that Emulex shareholders should be given the right to make their voices heard at a special meeting of shareholders,” said Scott A. McGregor, Broadcom’s President and Chief Executive Officer. “At the same time, we disagree with PROXY Governance’s conclusion with respect to the other proposals in Broadcom’s Consent Solicitation. First and last, the provisions in this Consent Solicitation are about Emulex shareholders and their right to make a decision. We urge Emulex shareholders to vote for all proposals in our Consent Solicitation so that they have a full and unfettered opportunity to be heard on our offer.”
The proposals would give Emulex shareholders more rights and a forum to express their interests without any future obligations to tender shares, agree to a sale, or add or remove Board members, Broadcom noted. At the meeting, Emulex shareholders could vote in whatever manner they feel best represents their interests, the company said.
“We are prepared to complete a transaction quickly to provide Emulex shareholders with cash at a significant premium as soon as possible. We also continue to favor collaborative discussions with Emulex and we have indicated a willingness to further evaluate our offer if Emulex will agree to provide new and material information with respect to its valuation that is not ascertainable from public information. However, to date Emulex’s Board and management have remained largely unresponsive, promoting misleading and irrelevant statements and expensive litigation. We urge Emulex shareholders to consent to Broadcom’s proposals so that a special meeting may be called and shareholders may express their views without further delay and expense. Delays mean greater uncertainty for customers and employees, whose support will be crucial regardless of the outcome, and delays will add to everyone’s opportunity costs,” McGregor added.

The company noted that it disagrees strongly with the PROXY Governance evaluation of the financial attractiveness of its offer, noting that the offer represents a substantial premium on the basis of a number of measures not, apparently, taken into account by PROXY Governance, including premium to future street expectations, premium to core business value, and premium to Emulex’s CY 2010 price-earnings (P/E) multiple. In addition, the Broadcom offer represents a substantial premium to the average premium for technology mergers and acquisitions since 2005.
“We have made an all-cash offer that would deliver a significant premium and a high level of certainty. Conversely, we urge investors to weigh carefully the significant risks if Emulex continues as a standalone company, given its long history of stock price underperformance relative to its peers and the market. Emulex has failed to execute, and its design wins have not resulted in significant revenue growth or increased market share for the company,” said McGregor.
About Broadcom
Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Broadcom ® products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. These solutions support our core mission: Connecting everything ® .
Broadcom is one of the world’s largest fabless semiconductor companies, with 2008 revenue of $4.66 billion, holds over 3,300 U.S. and over 1,300 foreign patents, and has more than 7,500 additional pending patent applications, and one of the broadest intellectual property portfolios addressing both wired and wireless transmission of voice, video, data and multimedia. Broadcom is headquartered in Irvine, Calif., and has offices and research facilities in North America, Asia and Europe. Broadcom may be contacted at +1.949.926.5000 or at www.broadcom.com.
This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. Broadcom has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) containing an offer to purchase all of the outstanding shares of common stock of Emulex Corporation (“Emulex”) for $9.25 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Broadcom Corporation through the Web site maintained by the SEC at http://www.sec.gov or by directing a request by mail to Innisfree

M&A Incorporated at 501 Madison Avenue 20th Floor, New York, NY 10022, or by calling toll-free at (877) 687-1875 or collect at (212) 750-5833.
All statements included or incorporated by reference in this press release other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.
These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Broadcom will not pursue a transaction with Emulex and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. The forward-looking statements in this release speak only as of this date. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.
Broadcom ®, the pulse logo, Connecting everything ®, and the Connecting everything logo are among the trademarks of Broadcom and/or its affiliates in the United States, certain other countries and/or the EU. Any other trademarks or trade names mentioned are the property of their respective owners.

3